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                  [Letterhead of Chemokine Therapeutics Corp.]

                                December 16, 2004

VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler, Assistant Director

   Re:   Chemokine Therapeutics Corp.
         Registration Statement on Form SB-2
         (Commission File No. 333-117858)
         ----------------------------------------------------------

         ACCELERATION REQUEST
         REQUESTED DATE:   Friday, December 17, 2004
         REQUESTED TIME:   1:00 P.M. Eastern Time

Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Chemokine Therapeutics Corp. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to declare the above-captioned Registration Statement filed with the Commission on December 16, 2004 to become effective at the "Requested Date" and "Requested Time" set forth above or as soon as practicable thereafter.

         The Registrant understands that the disclosure in the filing is the responsibility of the Registrant. The Registrant represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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                  The Registrant further acknowledges that the action of the
Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

                                       Sincerely,

                                       CHEMOKINE THERAPEUTICS CORP.

                                       /s/ Hassan Salari


                                       Chief Executive Officer

Cc:  Mary Fraser, SEC
     Suzanne Hayes, SEC